

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2019

Saqib Islam
Chief Executive Officer
SpringWorks Therapeutics, Inc.
100 Washington Blvd
Stamford, CT 06902

> **Re: SpringWorks Therapeutics, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted June 7, 2019**
> **CIK No. 0001773427**

Dear Mr. Islam:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus summary
Overview, page 1

1. To the extent known, please elaborate on the expected timeline for the DeFi trail, including what kind of update you expect to provide in 2020 and how long you expect the trial to last.

Our portfolio, page 2

2. Please disclose what are the "select international markets" for your Nirogacestat and PD-0325901 product candidates.

Implications of being an emerging growth company, page 6

3.      Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Use of proceeds, page 79

4.      We note your disclosure that you intend to use the proceeds of this offering to further the development of your pipeline projects, further develop any additional product candidates that you elect to develop alone or in combination with a partner, expand your internal product development and clinical capabilities, and for working capital and other general corporate purposes. Please specify how far in the development of your pipeline projects you expect to reach with the proceeds of the offering. If any material amounts of other funds are necessary to accomplish the specified purposes, state the amounts and sources of other funds needed for each specified purpose and the sources. Refer to Instruction 3 to Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Conditions and Results of Operations
Critical Accounting Policies and Estimates
Determination of the Fair Value of Equity-Based Awards, page 100

5.      Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock/units underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock/units leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Business
Phase 2 clinical trial (WI180798), page 113

6.      We note your disclosure on page 113 that the "[r]esponse evaluation was not possible for patient #14."  Please disclose why the response evaluation was not possible.

BGB-3245 in Genetically Defined BRAF-Mutant Solid Tumors, page 126

7.      Please disclose the company's equity ownership percentage in MapKure as well as its level of board representation.  Please also file the service agreement and any material joint venture agreement as exhibits to the registration statement or tell us why you are not required to do so.

License and collaboration agreements, page 127

8.  Please disclose the termination notice periods for the Nirogacestat and PD-0325901 license agreements.

General

9.  Please explain what you mean by "potentially registrational" trials, as referenced throughout the prospectus.

10. Please revise throughout to remove any inference regarding regulatory approval or the safety and efficacy of your product candidates.  We note, by way of example, the statement regarding the potential to offer a "best-in-class" combination of "tolerability and efficacy" on page 1 and elsewhere in the prospectus.

You may contact Christine Torney at (202) 551-3652 or Angela Connell, Accounting Branch Chief, at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters.  Please contact Tonya K. Aldave at (202) 551-3601 or Justin Dobbie, Legal Branch Chief, at (202) 551-3469 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance

cc:  Kingsley Taft, Esq.